Westrock Coffee Company

100 River Bluff Drive, Suite 210

Little Rock, AR 72202

December 16, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance, Office of Manufacturing

Washington, D.C. 20549

Attention: Alex King; Geoffrey Kruczek

Re:	Westrock Coffee Company Registration Statement on Form S-1 Filed September 20, 2022 File No. 333-267509

Dear Mr. King and Mr. Kruczek:

On behalf of Westrock Coffee Company (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 5, 2022, regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on November 18, 2022. In connection with this letter, an amendment to the Form S-1 (“Amendment No. 2”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 filed November 21, 2022

General

1.	We note from your response to prior comment 1 that you are registering the resale of your Series A preferred shares and the resale of the common shares issuable upon conversion of your Series A preferred shares:

i)	It appears that there is no market on which your Series A preferred shares are quoted or traded. Therefore, revise to disclose the fixed price at which the preferred shares will be resold for the duration of the resale offering; and

ii)	If you are registering the resale of the preferred shares, please also register the primary offering by you of the underlying shares of common stock to subsequent purchasers of the preferred shares. Ensure your fee table and legality opinion are also revised to reflect this additional transaction.

Response: The Company has removed the registration of the resale of the Series A Preferred Shares from the Registration Statement.

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact Brandon C. Price of Wachtell, Lipton, Rosen & Katz at 212-403-1367.

Sincerely,

/s/ Robert P. McKinney
Robert P. McKinney
Chief Legal Officer

cc:	Brandon C. Price, Esq.